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                             August 4, 2023

       Chad Allen
       Chief Financial Officer
       Northern Oil & Gas, Inc.
       4350 Baker Road
       Suite 400
       Minnetonka , Minnesota 55343

                                                        Re: Northern Oil & Gas,
Inc.
                                                            Form 10-K for the
Fiscal Year ended December 31, 2022
                                                            Filed February 24,
2023
                                                            File No. 001-33999

       Dear Chad Allen:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year ended December 31, 2022

       Glossary of Terms, page i

   1. We note the definitions for developed oil and gas reserves, exploratory well, and undeveloped oil and gas
reserves predate the changes made by the Modernization of Oil and Gas Reporting;
Final Rule and as such are inconsistent with the definitions in Rule 4-
                                                        10(a)(6), (13) and (31)
of Regulation S-X. Also, the glossary does not include the
                                                        definition for an
extension well, which appears to be the source of the 2022 conversions of undeveloped
locations not previously booked as proved undeveloped reserves as of
                                                        December 31, 2021.
Please review and revise the definitions as necessary.
       Production, Price and Production Expense History, page 38

   2. Please expand your disclosure to present net production by final product sold for each field/basin that
contains 15% or more of your total proved reserves.
 Chad Allen
Northern Oil & Gas, Inc.
August 4, 2023
Page 2

         Refer to the disclosure requirements in Item 1204(a) of Regulation S-K and the definition of a field in Rule 4-10(a)(15) of Regulation S-X.
Acreage Expirations, page 41

3. We note 69% of your net undeveloped acreage will expire between December 31, 2023 and December 31, 2026 and an additional 15% expires in 2027 and thereafter.

         Please tell us the extent to which proved undeveloped reserves have been assigned to locations currently scheduled to be drilled after lease expiration. If there are material quantities of net proved undeveloped reserves related to such locations, expand your disclosure to explain the steps necessary to extend acreage expiration dates.

         Refer to Rule 4-10(a)(26) of Regulation S-X.
Supplemental Oil and Gas Information (Unaudited)
Standardized Measure of Discounted Future Net Cash Inflows and Changes Therein, page F-43

4. Please expand the discussion accompanying the presentation of the standardized measure to clarify, if true, that all estimated future costs to settle your asset retirement obligations have been included in your calculation of the standardized measure for each period presented (i.e., as of December 31, 2022, 2021 and 2020).

         If the costs of your asset retirement obligations, including costs for the plugging and abandonment of existing wells (including both active and inactive wells on leases) and future proved undeveloped locations have not been included, explain to us your rationale for excluding these costs from your calculation of the standardized measure.

         This comment also applies to the comparable disclosure in the reserve report at Exhibit
         99.1. Refer to the disclosure requirements in FASB ASC 932-235-50-36. In closing, we remind you that the company and its management are responsible for the
accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Sandra Wall, Petroleum Engineer, at (202) 551-4727 or John Hodgin,
Petroleum Engineer, at (202) 551-3699 with any questions regarding the comments. Please contact Karl Hiller, Branch Chief, at (202) 551-3686 with any other questions.



FirstName LastNameChad Allen                                      Sincerely,
Comapany NameNorthern Oil & Gas, Inc.
                                                                  Division of
Corporation Finance
August 4, 2023 Page 2                                             Office of
Energy & Transportation
FirstName LastName